P.E. 1/31/02

02012870

CONFORMED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002.

CITY TELECOM (H.K.) LIMITED
(Name of the Registrant)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

CRGH

City Telecom (H.K.) Ltd. (the "Company") is furnishing under cover of Form 6-K the following document: document dated January 24, 2002 describing a Rights Issue that the Company recently concluded.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By: /s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: January 31, 2002

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares and/or warrants in City Telecom (H.K.) Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CITY TELECOM (H.K.) LIMITED
（城市電訊（香港）有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

DISCLOSEABLE TRANSACTION

24th January, 2002

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of directors of the Company
"CHL"	Credibility Holdings Limited, a company incorporated on 18th December 1998 and a wholly owned subsidiary of the Company
"Company"	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability and the securities of which are listed on the Stock Exchange
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"CTIL"	City Telecom International Limited, a company incorporated on 8th May, 1997 and a wholly owned subsidiary of the Company
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"HKBN"	Hong Kong Broadband Network Limited, a company incorporated in Hong Kong and a subsidiary of the Company
"HKBN Shares"	shares of HK$1.00 each in the capital of HKBN
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	18th January, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Cheung"	Mr. Cheung Chi Kin, Paul, an executive Director
"Mr. Wong"	Mr. Wong Wai Kay, Ricky, an executive Director
"Options"	outstanding share options of the Company to subscribe for Shares granted pursuant to the share option scheme adopted by the Company on 12th July, 1997

"Qualifying Shareholders"	shareholders of HKBN whose names appeared on the register of members of HKBN on 14th December, 2001
"Rights Issue"	the rights issue of HKBN of 333,000 HKBN Shares at HK$600 per Rights Share (in the proportion of 3.33 Rights Shares for every existing HKBN Share) payable in cash in full on acceptance
"Rights Shares"	HKBN Shares to be allotted and issued pursuant to the Rights Issue
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Shareholders"	holders of Share(s)
"Shares"	shares of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of an aggregate of 283,049 Rights Shares at the price of HK$600 per Rights Share pursuant to the Rights Issue by CTIL and CHL respectively
"Warrantholder(s)"	means holder(s) of Warrants
"Warrants"	warrants initially carrying rights entitling the holders thereof to subscribe up to a maximum aggregate amount of HK$39,325,920 for new Shares at an initial subscription price of HK$0.40 per Share (subject to adjustment) at any time on or before 1st November, 2004, subject to the terms of the documents constituting the Warrants
"%"	per cent

CITY TELECOM (H.K.) LIMITED
(城市電訊(香港)有限公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors:
Wong Wai Kay, Ricky
Cheung Chi Kin, Paul
Chong Kin Chun, John
Fung So Mui, Fion
Sio Veng Kuan, Corinna
To Wai Bing

Independent Non-executive Directors:
Cheng Mo Chi, Moses
Lee Hon Ying, John
Chan Kin Man

Registered Office:
14th-16th Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong

24th January, 2002

To the Shareholders and, for information only, the Warrantholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 2nd January, 2002, the Board announced that CTIL and CHL, both of which are wholly-owned subsidiaries of the Company, had subscribed an aggregate of 283,049 Rights Shares in HKBN, a non-wholly owned subsidiary of the Company pursuant to the Rights Issue.

The Rights Shares were issued and allotted to CTIL and CHL on 10th January, 2002.

Prior to the Rights Issue, the Company was beneficially interested in 85% of the issued share capital of HKBN. As a result of the Subscription, the Company's beneficial interest in HKBN has been increased to approximately 96%. Under the Listing Rules, the Subscription constitutes a discloseable transaction for the Company. The purpose of this circular is to provide you with further information relating to the Subscription.

RIGHTS ISSUE

Basis of Rights Issue:	3.33 Rights Shares for every existing HKBN Share payable in cash in full on acceptance, offered to the Qualifying Shareholders
Total number of Rights Shares:	333,000 HKBN Shares
Issue price of Rights Shares:	HK$600 per Rights Share
Aggregate assured entitlement of Rights Shares offered to CTIL and CHL:	283,049 Rights Shares
Aggregate number of Rights Shares subscribed by Qualifying Shareholders:	283,049 Rights Shares
Aggregate number of Rights Shares subscribed by CTIL and CHL:	283,049 Rights Shares
Aggregate consideration paid by the Company for 283,049 Rights Shares:	HK$169,829,400 was paid on 28th December, 2001 from internal resources

KDDI Corporation, the only other Qualifying Shareholder, did not take up its entitlement of Rights Shares under the Rights Issue.

HKBN

HKBN is a company incorporated in Hong Kong and is engaged in the business of providing fixed telecommunications network services in Hong Kong.

As at the Latest Practicable Date, HKBN's authorised share capital is HK$1,000,000 divided into 1,000,000 HKBN Shares, of which 383,049 HKBN Shares (including the 283,049 HKBN Shares issued pursuant to the Rights Issue) have been issued and are fully paid or credited as fully paid. The Company is beneficially interested in 368,049 HKBN Shares (including the 283,049 HKBN Shares issued pursuant to the Rights Issue), representing approximately 96% of the issued share capital of HKBN. The remaining approximately 4% of the issued share capital of HKBN is owned by KDDI Corporation.

The Rights Issue is being made to raise capital to meet HKBN's funding requirements. The issue price per Rights Share is determined by HKBN based on an estimated value of HKBN of HK$60,000,000 which falls within the range set out in an independent valuation report prepared for HKBN dated 28th September, 2001, but without taking into account the proceeds of the Rights Issue. The independent valuation report was prepared based on the discounted cashflow valuation method.

The book value of the net assets of HKBN for the year ended 31st August, 2001 was HK$69,379,000. The loss before and after taxation of HKBN for the two financial years ended 31st August, 2000 and 31st August, 2001 was HK$100,389,056 and HK$91,491,691 respectively.

INFORMATION ON THE GROUP

The principal activities of the Group are the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, fixed telecommunications network services to Hong Kong and Canadian customers, and internet content and e-commerce services.

REASON FOR THE TRANSACTIONS

The Rights Issue has raised HK$169,829,400 to meet HKBN's funding requirements and will enable HKBN to continue to implement its current business plan to construct a fixed telecommunications network in Hong Kong which ultimately is expected to contribute to the long term growth and profitability of the Company. As a result of the Subscription (which has been financed by the Company from its internal resources), the Company's beneficial interest in HKBN has been increased from 85% to approximately 96%.

The Board is of the view that the terms of the Subscription including the issue price per Rights Share are fair and reasonable so far as the shareholders are concerned and the Subscription will have no material effect on the earnings or assets or liabilities of the Company immediately.

GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully
By Order of the Board
City Telecom (H.K.) Limited
Wong Wai Kay, Ricky
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

Share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised:	*HK$*
2,000,000,000 Shares	200,000,000
Issued:	
492,275,202 Shares	49,227,520

All the existing issued Shares rank pari passu in all respects including all rights as to dividends, voting and interests in capital.

Options

As at the Latest Practicable Date, a total of 24,896,000 Options were outstanding which enable holders thereof to subscribe for the Shares at an exercise price of HK$0.26, HK$0.58 and HK$2.10 per Share respectively. Other than pursuant to the Options and other options that may be granted under the share option scheme adopted by the Company on 12th July, 1997, no share or loan capital of the Company or any of its subsidiaries has been put under option or agreed conditionally or unconditionally to be put under option.

Warrants

As at the Latest Practicable Date, a total of 97,653,598 Warrants were outstanding which enable holders thereof to subscribe for an aggregate of 97,653,598 Shares at an initial subscription price of HK$0.40 per Share.

3. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which had to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance, including interests which they were deemed or taken to have under section 31 or Part 1 of the Schedule to the SDI Ordinance, or which would be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(a) Interests in the Shares

	Number of Shares beneficially held			
	Personal interests	Corporate interests	Family interests	Total interests
Wong Wai Kay, Ricky	1,250,000	247,596,000 *Note 1*	1,284,000 *Note 2*	250,130,000
Cheung Chi Kin, Paul	508,000	246,250,000 *Note 1*	–	246,758,000
Chong Kin Chun, John	870,000	–	–	870,000
Sio Veng Kuan, Corinna	1,012,000	–	–	1,012,000
Fung So Mui, Fion	770,000	–	–	770,000

Notes:

(1) The corporate interests of Mr. Wong and Mr. Cheung arise through their respective interests in the following companies:

(i) 240,000,000 Shares are held by Top Group International Limited which is owned as to approximately 34% each by Mr. Wong and Mr. Cheung;

(ii) 6,250,000 Shares are held by Global Network Development Limited which is owned as to 50% each by Mr. Wong and Mr. Cheung; and

(iii) 1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr. Wong and his spouse.

(2) 1,284,000 Shares are jointly held by Mr. Wong and his spouse.

(b) Interests in the Options

On 12th July, 1997, a share option scheme (the "**Share Option Scheme**") was approved by the Shareholders under which the Directors may, at their discretion, invite employees of the Group including any executive Directors to take up the Options to subscribe for the Shares subject to the terms and conditions stipulated therein. The Options granted under the Share Option Scheme will lapse not later than 11th July, 2007.

Details of the outstanding Options as at the Latest Practicable Date granted to the Directors are as follows:

	Number of Options outstanding	
Date of grant	**3rd September, 1998**	**20th October, 2000**
Exercise price	**HK$0.26** *(Note 1)*	**HK$0.58** *(Note 2)*
Wong Wai Kay, Ricky	–	10,000,000
Cheung Chi Kin, Paul	–	10,000,000
Chong Kin Chun, John	–	500,000
Fung So Mui, Fion	500,000	500,000
Sio Veng Kuan, Corinna	–	500,000
To Wai Bing	–	400,000

Notes:

(1) The Options granted on 3rd September, 1998 are immediately exercisable at HK$0.26 per Share.

(2) The Options granted on 20th October, 2000 are exercisable at HK$0.58 per Share over the following periods:

Immediately exercisable	13,900,000
On or after 2nd June, 2002	8,000,000

(c) Interests in the Warrants

Details of the Warrants as at the Latest Practicable Date beneficially held by the Directors are as follows:

	Number of the Warrants beneficially held		
	Personal interests	**Corporate interests**	**Total interests**
Wong Wai Kay, Ricky	–	69,766,999 *Note 1*	69,766,999
Cheung Chi Kin, Paul	–	69,766,999 *Note 1*	69,766,999
Chong Kin Chun, John	254,000	–	254,000
Sio Veng Kuan, Corinna	200,000	–	200,000
Fung So Mui, Fion	194,000	–	194,000

Note:

(1) 69,766,999 Warrants are held by Top Group International Limited which is owned as to approximately 34% each by Mr. Wong and Mr. Cheung.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or their respective associates has any interests in the equity or debt securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance which are required to be notified to the Stock Exchange and the Company pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(d) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company or their respective associates had any interest in the share capital of the Company or any associated corporation.

(e) Save as disclosed herein, as at the Latest Practicable Date:

(i) since 31st August, 2001, the date to which the latest published audited accounts of the Company were made up, none of the Directors has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to, any member of the Group; and

(ii) none of the Directors was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the Company had not been notified of any substantial shareholders' interests, being 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group, or any options in respect of such capital other than those of the Directors and chief executive of the Company as disclosed under the heading "Disclosure of interests" on pages 6 to 9 in this appendix.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

6. LITIGATION

(a) In July 1998, two subsidiaries of Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company has breached the terms of a datapak services contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defence which included a counterclaim against the plaintiffs seeking damages for anticompetitive practices conducted by Cable & Wireless HKT in Hong Kong. Both the claim by Cable & Wireless HKT and the counterclaim by the Company have not been quantified. The Directors believe that the allegations are without merit and intend to defend the litigation vigorously. The case is now in its discovery phrase. No provision against the claims has been made in the Group's accounts.

(b) In January 1999, Jade Com Development Limited ("**Jade Com**") commenced proceedings against the Company and two Directors alleging repudiation of the international carrier service agreement between Jade Com and Attitude Holdings Limited, a wholly-owned subsidiary of the Company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the Company has a remaining commitment of approximately US$3,600,000 under the agreement. The Company filed a defence in May 1999 on the basis that Jade Com had breached a condition of the agreement that they obtained the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties have consented to adjourn the case indefinitely with liberty to restore. No provision has been made in the Group's accounts with respect to the litigation.

(c) In June 1999, New World Telephone Limited ("**New World**") commenced proceedings against the Company. The dispute arose from contractual arrangements between the parties whereby New World provided carrier services to the Company for the Company's incoming and outgoing international telephone call traffic through New

World's telecommunication network facility and operation system. In the proceedings, New World alleged, inter alia, that the Company failed to settle the interconnection fees of approximately HK$77,500,000 payable to New World and that New World was entitled to recover delivery fees of approximately HK$18,900,000 allegedly paid by mistake to the Company. New World's claim is therefore for a total of approximately HK$96,400,000. The Directors believe that the Company is entitled to set off the said interconnection fees payable to New World against the delivery fees of approximately HK$77,500,000 receivable by the Company notwithstanding the current dispute between New World and Cable & Wireless HKT. A defence was filed in August 1999 to the same effect. The Company had instructed solicitors to defend the case vigorously. The proceedings have reached the stage of discovery but New World has not taken any steps in the proceedings since November 1999. No provision against the claims has been made in the Group's accounts.

Save as disclosed above, neither the Company nor any of its subsidiaries was engaged in any litigation or claims of material importance and so far as the Directors are aware, no litigation or claim of material importance were pending or threatened by or against any member of the Group.

7. MISCELLANEOUS

(a) The company secretary of the Company is Ms. Eva Leung who is a solicitor as defined in the Legal Practitioners Ordinance (Chapter 159 of the Laws of Hong Kong).

(b) The Company's share and warrant registrar and transfer office in Hong Kong is Central Registration Hong Kong Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The English text of the circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件

閣下對本通函之內容或應採取之行動**如有疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之城市電訊（香港）有限公司之股份及／或認股權證，應立即將本通函送交買方，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買方。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CITY TELECOM (H.K.) LIMITED

（城市電訊（香港）有限公司）

（依據公司條例於香港註冊成立之有限公司）

須予披露之交易

二零零二年一月二十四日

目　錄

頁次

在本通函內，除文義另有所指外，下列辭彙具有如下涵義：

「董事局」	指	本公司之董事局
「CHL」	指	Credibility Holdings Limited，為一間於一九九八年十二月十八日註冊成立之公司，並為本公司之全資附屬公司
「本公司」	指	城市電訊（香港）有限公司，為一間於香港註冊成立之有限公司，其證券在聯交所上市
「公司條例」	指	香港法例第三十二章公司條例
「CTIL」	指	City Telecom International Limited，為一間於一九九七年五月八日註冊成立之公司，並為本公司之全資附屬公司
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港幣
「香港寬頻」	指	香港寬頻網絡有限公司，為一間在香港註冊成立之公司，並為本公司之附屬公司
「香港寬頻股份」	指	香港寬頻股本中每股面值1.00港元之股份
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零二年一月十八日，即於本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「張先生」	指	執行董事張子建先生
「王先生」	指	執行董事王維基先生
「期權」	指	根據本公司於一九九七年七月十二日採納之股份期權計劃所授予可認購股份之本公司未行使股份期權

「合資格股東」	指	於二零零一年十二月十四日名列香港寬頻股東名冊之香港寬頻股東
「供股」	指	香港寬頻以供股形式發行333,000股香港寬頻股份（按每股現有香港寬頻股份獲配3.33股供股股份之比例發行），每股供股股份作價600港元，須於接納時以現金清付
「供股股份」	指	根據供股將予配發及發行之香港寬頻股份
「披露權益條例」	指	香港法例第三九六章證券（披露權益）條例
「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值0.10港元之股份
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	CTIL及CHL分別根據供股按每股供股股份600港元之價格認購合共283,049股供股股份
「認股權證持有人」	指	認股權證之持有人
「認股權證」	指	賦予其持有人權利可在認股權證文件所載條款規限下於二零零四年十一月一日或之前隨時按每股0.40港元（可予以調整）之初步認購價以合共最多39,325,920港元認購新股份之認股權證
「%」	指	百分比

CITY TELECOM (H.K.) LIMITED
(城市電訊(香港)有限公司)

(依據公司條例於香港註冊成立之有限公司)

執行董事:
王維基
張子建
莊建俊
馮素梅
蕭詠筠
杜惠冰

獨立非執行董事:
鄭慕智
李漢英
陳健民

註冊辦事處:
香港
葵涌
健康街18號
恒亞中心
14-16樓

敬啟者:

須予披露之交易

緒言

於二零零二年一月二日,董事局宣佈本公司之全資附屬公司CTIL及CHL已根據供股認購本公司之非全資附屬公司香港寬頻之供股股份合共283,049股。

供股股份已於二零零二年一月十日發行及配發予CTIL及CHL。

於進行供股之前,本公司實益擁有香港寬頻之已發行股本85%權益。於進行認購事項後,本公司於香港寬頻所持有之實益權益已增至約96%。根據上市規則,認購事項構成本公司之須予披露交易。本通函旨在向　閣下提供有關認購事項之進一步資料。

供股

供股基準:	合資格股東每持有現有香港寬頻股份一股獲提呈發售3.33股供股股份,股款須於接納時以現金清付
供股股份總數:	333,000股香港寬頻股份
供股股份之發行價:	每股供股股份600港元
CTIL及CHL保證獲配發之供股股份總數:	283,049股供股股份
合資格股東認購之供股股份總數:	283,049股供股股份
CTIL及CHL認購之供股股份總數:	283,049股供股股份
本公司就283,049股供股股份所支付之總代價:	169,829,400港元,已於二零零一年十二月二十八日自內部資源撥款支付

唯一之另一合資格股東KDDI Corporation並無接納根據供股所獲之供股股份配額。

香港寬頻

香港寬頻為一間在香港註冊成立之公司,其業務為在香港提供固定電訊網絡服務。

於最後實際可行日期,香港寬頻之法定股本為1,000,000港元,分為1,000,000股香港寬頻股份,其中383,049股香港寬頻股份(包括根據供股而發行之283,049股香港寬頻股份)經已發行,並已繳足股款或以入賬列作繳足股款。本公司實益擁有368,049股香港寬頻股份(包括根據供股而發行之283,049股香港寬頻股份),佔香港寬頻之已發行股本約96%。香港寬頻之其餘約4%已發行股本由KDDI Corporation擁有。

進行供股旨在為香港寬頻之資金需求籌集資本。每股供股股份之發行價乃由香港寬頻按照其估計價值60,000,000港元釐定,但並未計入供股所得款項,而該估計價值乃介乎於二零零一年九月二十八日為香港寬頻而編製之獨立估值報告所載之範圍。該獨立估值報告乃按折讓現金流量估值法編製。

香港寬頻於截至二零零一年八月三十一日止年度之淨資產賬面值為69,379,000港元，其於截至二零零零年八月三十一日及二零零一年八月三十一日止兩個財政年度之除稅前及除稅後虧損分別為100,389,056港元及91,491,691港元。

有關本集團之資料

本集團之主要業務為向香港、日本及加拿大之客戶提供國際電訊服務，向香港及加拿大之客戶提供固定電訊網絡服務及互聯網頁內容及電子商貿服務。

進行交易之理由

供股已成功集資169,829,400港元，以應付香港寬頻之資金需求，亦使香港寬頻得以繼續推行其在香港建立固定電訊網絡之現有業務計劃，預計最終對本公司之長遠增長及盈利能力亦有所裨益。由於進行認購事項（所需資金已由本公司自其內部資源撥款提供），本公司於香港寬頻所持有之實益權益已由85%增至約96%。

董事局認為認購事項之條款（包括每股供股股份之發行價）對股東而言實屬公平合理，而認購事項亦不會即時對本公司之盈利或資產或負債構成重大影響。

一般事項

敬希　閣下垂注本通函附錄所載之一般資料。

此致

列位股東　台照
列位認股權證持有人　參照

承董事局命
城市電訊（香港）有限公司
主席
王維基

二零零二年一月二十四日

1. 責任聲明

本通函之資料乃遵照上市規則所規定刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，並無遺漏任何其他事實，致令本通函所載之任何聲明有所誤導。

2. 股本

股本

本公司於最後實際可行日期之法定及已發行股本：

法定：	港元
2,000,000,000股股份	200,000,000
已發行：	
492,275,202股股份	49,227,520

所有現有已發行股份在各方面均享有同等權益，包括一切有關股息、投票及股本權益之權利。

期權

於最後實際可行日期，共有24,896,000份期權尚未行使，其持有人可分別按每股0.26港元、0.58港元及2.10港元之行使價認購股份。除根據期權及本公司於一九九七年七月十二日採納之股份期權計劃可予授出之其他期權外，本公司或其任何附屬公司之股份或借貸資本概無附帶任何期權，亦無同意有條件或無條件附加任何期權。

認股權證

於最後實際可行日期，共有97,653,598份認股權證尚未行使，其持有人可按每股0.40港元之初步認購價認購合共97,653,598股股份。

3. 權益之披露

於最後實際可行日期，董事及本公司之行政總裁於本公司及其相聯法團（按披露權益條例之涵義）之股本中擁有根據披露權益條例第28條必須通知本公司及聯交所之權益（包括根據披露權益條例第31條或附表第一部份彼等被認為或被視作擁有之權益），或根據披露權

益條例第29條必須列入該條例所述登記冊內，或根據上市規則所載上市公司董事證券交易標準守則必須通知本公司及聯交所之權益如下：

(a) **股份權益**

	實益持有之股份數目			
	個人權益	**法團權益**	**家屬權益**	**權益總額**
王維基	1,250,000	247,596,000 附註1	1,284,000 附註2	250,130,000
張子建	508,000	246,250,000 附註1	–	246,758,000
莊建俊	870,000	–	–	870,000
蕭詠筠	1,012,000	–	–	1,012,000
馮素梅	770,000	–	–	770,000

附註：

(1) 王先生及張先生之法團權益乃透過各自於以下公司之權益產生：

(i) 王先生及張先生各自持有約34%股權之Top Group International Limited持有240,000,000股股份；

(ii) 王先生及張先生各自持有50%股權之*Global Network Development Limited*持有6,250,000股股份；及

(iii) 王先生及其配偶全資擁有之Bullion Holdings Limited持有1,346,000股股份。

(2) 王先生及其配偶共同持有1,284,000股股份。

(b) **期權之權益**

於一九九七年七月十二日，股東通過一項股份期權計劃（「**股份期權計劃**」）。據此，董事可酌情邀請本集團僱員（包括任何執行董事）接納期權認購股份，惟須符合股份期權計劃規定之條款及條件。根據股份期權計劃授出之期權將不遲於二零零七年七月十一日失效。

董事所獲授予於最後實際可行日期尚未獲行使之期權詳情如下：

	尚未獲行使之期權數目	
授予日期	**一九九八年九月三日**	**二零零零年十月二十日**
行使價	**0.26港元**（附註1）	**0.58港元**（附註2）
王維基	–	10,000,000
張子建	–	10,000,000
莊建俊	–	500,000
馮素梅	500,000	500,000
蕭詠筠	–	500,000
杜惠冰	–	400,000

附註：

(1) 於一九九八年九月三日授予之期權可即時按每股0.26港元之價格行使。

(2) 於二零零零年十月二十日授予之期權可於下列期間內按每股0.58港元之價格行使：

可即時行使	13,900,000
於二零零二年六月二日或該日之後行使	8,000,000

(c) **認股權證之權益**

以下為於最後實際可行日期董事實益持有之認股權證詳情：

	實益持有之認股權證數目		
	個人權益	**法團權益**	**權益總額**
王維基	—	69,766,999 附註1	69,766,999
張子建	—	69,766,999 附註1	69,766,999
莊建俊	254,000	—	254,000
蕭詠筠	200,000	—	200,000
馮素梅	194,000	—	194,000

附註：

(1) 王先生及張先生各自持有約34%股權之Top Group International Limited持有69,766,999份認股權證。

除本通函所披露者外，於最後實際可行日期，董事或其各自之聯繫人士概無於本公司或其任何相聯法團（按披露權益條例之涵義）之股本或債務證券中擁有任何根據披露權益條例第28條必須通知聯交所及本公司之權益（包括根據披露權益條例第31條或附表第一部份彼等被認為或被視作擁有之權益），或根據披露權益條例第29條必須列入該條例所述登記冊內，或根據上市公司董事證券交易標準守則必須通知本公司及聯交所之權益。

(d) 除本通函所披露者外，於最後實際可行日期，各董事及本公司之行政總裁或彼等各自之聯繫人士概無於本公司或任何相聯法團之股本中擁有任何權益。

(e) 除本通函所披露者外，於最後實際可行日期：

(i) 自二零零一年八月三十一日（即本公司最近出版之經審核賬目之結算日期）以來，各董事概無於本集團任何成員公司所購入、出售或租賃，或建議購入、出售或租賃之資產中擁有任何直接或間接權益；及

(ii) 各董事概無於任何就本集團之整體業務而存在之任何合約或安排中擁有重大權益。

4. 主要股東

於最後實際可行日期，除本附錄第6頁至第9頁標題為「權益之披露」一節所披露各董事及本公司之行政總裁所持之權益外，根據披露權益條例第16(1)條規定存置之主要股東名冊所載，本公司並未獲知會有任何佔任何類別股本（附有權利可在一切情況下於本集團任何成員公司之股東大會上投票）之面值或可認購該等股本之期權10%或以上之主要股東權益。

5. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本集團不得於一年內終止而不給予補償（法定補償除外）之服務合約。

6. 訴訟

(a) 於一九九八年七月，香港電訊有限公司（一家香港公司）屬下兩間附屬公司向本公司展開訴訟，並提交索償陳述書，指稱本公司違反與香港電訊有限公司所訂數據服務合約之條款及觸犯經濟侵權。本公司已於一項綜合辯護中否認上述指控，辯護包括向香港電訊有限公司於香港作出之反競爭行為提出反索償。香港電訊有限公司之索償額及本公司之反索償額仍未確定。董事認為該等指控缺乏充份理據，現擬就該訴訟極力抗辯。有關案件現正處於披露文件階段。本集團並未就是次索償在賬目中作出撥備。

(b) 於一九九九年一月，Jade Com Development Limited（「**Jade Com**」）向本公司及兩名董事採取法律行動，指稱Jade Com與本公司全資附屬公司Attitude Holdings Limited訂立之國際轉駁服務合約未獲履行。Jade Com就違反合約及失實陳述索取賠償，並指稱本公司在合約項下尚餘約3,600,000美元之承擔。基於Jade Com違反了合約中有關其須取得提供服務所需之合法批准及牌照之條件，本公司於一九九九年五月提出抗辯。於二零零一年二月，雙方同意無限期押後審理此案件，惟可隨時重新提出審理。本集團並未就是項訴訟在賬目中作出撥備。

(c) 於一九九九年六月，新世界電話有限公司（「**新世界**」）向本公司採取法律行動。糾紛源於雙方所訂立之合約安排。根據有關合約安排，新世界透過其電訊網絡設施及運作系統，為本公司打出或打入之國際電話傳送，提供網絡服務。在此訴訟中，新世界指稱（其中包括）本公司未有支付約77,500,000港元之接駁費用予新世

界及新世界有權取回據稱誤付予本公司之傳送費用約18,900,000港元。因此,新世界之索償總額約為96,400,000港元。董事認為,雖然現正面對與新世界及香港電訊有限公司之糾紛,惟本公司有權以應付予新世界之接駁費用抵銷本公司應收取為數約77,500,000港元之傳送費用。本公司已於一九九九年八月作出辯護,並已指示法律顧問就該訴訟極力抗辯。訴訟已到達披露文件階段,惟新世界自一九九九年十一月以來並無就訴訟採取任何行動。本集團並未就是項訴訟在賬目中作出撥備。

除上文所披露者外,本公司或其任何附屬公司概無牽涉任何重大訴訟或索償要求,且就董事所知,本集團任何成員公司亦無任何尚未了結或威脅提出或面臨威脅之重大訴訟或索償要求。

7. 其他資料

(a) 本公司之公司秘書為梁綺華女士,彼為香港法例第一五九章法律執業者條例所界定之律師。

(b) 本公司在香港之股份及認股權證過戶登記處為香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心19樓1901-5室。

(c) 本通函之中、英文版本如有任何歧異,概以英文版本為準。